[redacted]

SEC 13011799 ISSION

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Discovery Group Holding Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 N. Wacker Drive, Suite 1685
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Donoghue — (312) 265-9604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discovery Group Holding Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZAHAROULA DELATOLAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 29, 2016

Zaharoula Delatolas
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISCOVERY GROUP HOLDING COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2012

PUBLIC

DISCOVERY GROUP HOLDING COMPANY, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2012

DISCOVERY GROUP HOLDING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 444,684
Due from Related Parties	362,855
Other Receivables	45,970
Prepaid Expenses	24,401
Other Investments	627,980
Total Current Assets	1,505,890
PROPERTY AND EQUIPMENT	
Office Equipment	133,055
Less: Accumulated Depreciation	(133,055)
Net Property and Equipment	0
OTHER ASSETS	
Deposits	9,173
Investment in DEP, LP	1,777,341
Investment in Discovery Group I	119,106
Total Other Assets	1,905,620
TOTAL ASSETS	$ 3,411,510

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 36,619
LONG TERM LIABILITIES	
Staff Incentive Reserve	137,426
MEMBERS' EQUITY	3,237,465
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,411,510

The accompanying notes are an integral part of these statements.

DISCOVERY GROUP HOLDING COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. NATURE OF BUSINESS

Discovery Group is a Chicago-based merchant banking firm that manages private partnerships in highly specialized investment strategies and conducts corporate merger and advisory services. Affiliates of Discovery Group manage private partnerships with approximately $250 million in assets. Investors in these funds include several large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred.

INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2009.

LONG TERM LIABILITES

Staff Incentive Reserve represents a subordinated liability which is disbursed solely at the discretion of management.

FAIR VALUE MEASUREMENTS

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Companies are required to disclose fair value of certain assets and liabilities according to a fair value hierarchy. This hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories. The three levels of the fair value hierarchy are:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Level 1 – quoted prices in active markets for identical assets or liabilities.
- Level 2 – quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.
- Level 3 – model-derived valuations with unobservable inputs that are supported by little or no market activity.

3. COMMITMENTS

In 2010, the Company entered into a non-cancelable operating lease for office space in Chicago, Illinois beginning December 1, 2011 and ending November 30, 2014. The lease expense is paid by the Company and is fully reimbursed by related parties (Note 6) who occupy the space.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2013	$ 31,062
2014	29,053
	$ 60,115

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2012, the Company had adjusted Net Capital and Net Capital requirements of $868,997 and $11,603, respectively.

5. CONCENTRATIONS

The Company's sole source of revenue is from an equity investment in Discovery Group I, LLC, a related party, and Discovery Equity Partners, LP.

6. RELATED PARTIES

The Company is owned and managed by two members, each having a 50% interest. The two members also each have a 25% interest in Discovery Group I, LLC. The Company pays all of the expenses of Discovery Group I, LLC and is later reimbursed. At December 31, 2012, the Company was due $362,855 from Discovery Group I, LLC.

7. INVESTMENTS

The Company has a 25% interest in Discovery Group I, LLC, a related party, as of December 31, 2012. The investment is accounted for using the equity method since the Company exercises significant influence over operating and financial activities. Therefore, the company's investment is adjusted for the company's proportionate share of earnings and losses. This investment amounted to $119,106 at December 31, 2012. During 2012, the Company recognized equity in net income of investment of $587,253.

The Company also has an investment in Discovery Equity Partners, LP which is accounted for using the equity method. This investment amounted to $1,777,341 at December 31, 2012. During 2012, the Company recognized equity in net income of investment of $(123,918).

The Company's other investments include equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2012. Therefore, this investment is classified within Level 1 of the valuation hierarchy. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purposes of determining realized gains and losses, the cost of securities sold is based on average cost. During 2012, the Company made purchases of trading securities of $18,267 and sold trading securities for proceeds of $20,142.

The composition of trading securities, classified as current net assets is as follows at December 31, 2012:

	Cost	Fair Value
Mutual Funds	$ 539,808	$ 627,980

Investment income for the year ended December 31, 2012, consists of the following and is included in other income:

	2012
Dividend and Interest Income	$ 13,467
Net Unrealized Holding Gains	72,985
Net Investment Income	$ 86,452

8. CONCENTRATION OF CREDIT RISK

The Company maintains a cash balance at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the account was fully insured.

9. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 12, 2013, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2012.